SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2014

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2012. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

Redemption of the Company’s Series HH 10% Cumulative
Convertible Preferred Stock which were issued in the
year 2008; and
Cash dividend declaration on the Company’s Series IV
Cumulative Non-Convertible Redeemable Preferred Stock.

January 28, 2014

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

January 28, 2014

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Atty. Justina Callangan

Acting Director – Corporate Governance & Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

COVER SHEET

P	W	-	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,005 As of December 31, 2013	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	January 28, 2014

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.	Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on January 28, 2014:

1.	The Board authorized/approved the redemption of shares of the Company’s Series HH 10% Cumulative Convertible Preferred Stock (the “SIP Shares”) which were issued in the year 2008, effective May 16, 2014. The record date for the determination of the holders of outstanding SIP Shares subject to redemption is February 14, 2014; and

2.	The Board declared a cash dividend in the total amount of 12,150,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending March 15, 2014, payable on March 15, 2014 to the holder of record on February 27, 2014.

The cash dividend was declared out of the Company’s unaudited unrestricted retained earnings as at June 30, 2013, which are sufficient to cover the total amount of dividend declared.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:
/s/ Ma. Lourdes C	. Rausa-Chan

MA. LOURDES C. RA Corporate Secretary	USA-CHAN

January 28, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: January 28, 2014